Delisting Determination,The Nasdaq Stock Market, LLC, December 7, 2012, Sino Clean Energy Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Sino Clean Energy Inc.
(the Company), effective at the opening of the trading session on December 17, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5250(c)(1), 5250(a), and 5100. The Company was notified of the Staffs determination on August 7, 2012. The Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated September 21, 2012, denying the Company continued listing and notifying the Company that trading in the Companys securities would be suspended on September 25, 2012.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on November 5, 2012.